PICO Holdings, Inc.
7979 Ivanhoe Avenue, Suite 300
La Jolla, California 92037
June 19, 2012
VIA EDGAR
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attn: Erin Martin
Re:    PICO Holdings, Inc.
Post-Effective Amendment to
Registration Statement on Form S-3 (File No. 333-173279)
Ladies and Gentlemen:
PICO Holdings, Inc. (the “Company”) hereby acknowledges, with respect to the above-referenced filing, that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance.
Sincerely,
/s/ John T. Perri
John T. Perri
Vice President and
Chief Accounting Officer
cc:    Douglas Rein